UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission on October 10, 2017 (Registration No. 333-220736), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange of 1934, in each case as amended.

Exhibit	Description

1.1

Second Amended and Restated Equity Distribution Agreement, dated July 26, 2018, by and among GasLog Partners GP LLC, GasLog Partners LP and GasLog Partners Holdings LLC and Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC as Managers

5.1	Opinion of Cozen O’Connor, special counsel on matters of the law of the Republic of the Marshall Islands to GasLog Partners LP, dated July 26, 2018

8.1	Opinion of Cravath, Swaine & Moore LLP, United States tax counsel to GasLog Partners LP, dated July 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2018

GASLOG PARTNERS LP

by:	/s/ Andrew J. Orekar
Name: Andrew J. Orekar
Title: Chief Executive Officer